[redacted]

10025667

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FEB 26 2010

Washington, DC
122

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **State Street Global Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State Street Financial Center, One Lincoln Street
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Helfrich **(617) 664-3714**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicholas J. Bonn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Global Markets, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

February 17 2010
State of Massachusetts
County of Suffolk

Donna M Luti
Notary Public

Signature

Chief Executive Officer and President
Title

OFFICIAL SEAL
DONNA M. LUTI
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires Oct. 1, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Street Global Markets, LLC

(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
State Street Global Markets, LLC

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of State Street Global Markets, LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG LLP

February 24, 2010

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$306,939,897
Cash segregated in compliance with federal regulations	10,000,000
Deposits with clearing organizations	32,216,949
Receivable from broker-dealers and clearing organizations	29,755,982
Receivable from customers	737,531
Securities owned, at fair value	4,745
Exchange membership	7,792,567
Goodwill	75,144,952
Other intangible assets, net of accumulated amortization of $7,750,634	16,954,366
Other assets	13,703,490
Total assets	$493,250,479
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 14
Payable to broker-dealers and clearing organizations	3,224,840
Payable to customers	10,251,934
Payable to affiliate	14,203,258
Accrued tax liability	33,466,415
Deferred tax liability	28,782,707
Accrued marketing expense	2,196,087
Accrued expenses and other liabilities	1,566,650
Total liabilities	93,691,905
Commitments, contingencies and guarantees:	
Subordinated liability	75,000,000
Member's equity	324,558,574
Total liabilities and member's equity	$493,250,479

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Description of Business

State Street Global Markets, LLC (the Company), a Delaware single member limited liability company, is a wholly-owned subsidiary of State Street Corporation (the Parent). The Parent's liability is limited to the amount of its equity, as shown on the Statement of Financial Condition, in the Company. The Company was incorporated on April 21, 1999, and its existence has been deemed perpetual. The Company is a Securities and Exchange Commission (SEC) registered clearing broker-dealer, and a Commodity Futures Trading Commission (CFTC) designated Futures Commission Merchant (FCM). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the New York Stock Exchange (NYSE). The Company is engaged as a securities broker-dealer that comprises several classes of services, including principal transactions, agency transactions, investment servicing, and mutual fund distribution, as well as the execution and clearance of exchange traded futures and options on futures contracts. The Company does not extend credit to customers in the form of margin accounts.

2. Significant Accounting Policies

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. These investments include demand deposits and money market accounts.

2. Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the benefit of customers under SEC Rule 15c3-3.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Fair Value of Financial Instruments

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and are reported at fair value.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable from broker-dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to deliver. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the collateral as appropriate.

Payable to broker-dealers and clearing organizations include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Receivable from and Payable to Customers

Receivable from customers consists of customer fails to deliver and commissions earned.

Payable to customers consists of customer fails to receive and payables arising from the Company's commission recapture business.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill represents the cost of an acquisition over the fair value of net tangible and other intangible assets acquired. Other intangible assets represent purchased assets that can be distinguished from goodwill because of contractual rights, or because the asset is capable of being exchanged on its own or in combination with a related contract, asset, or liability.

Goodwill and indefinite lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis or more frequently when circumstances indicate impairment could exist. Impairment of goodwill is deemed to exist if the carrying value of a reporting unit, including its allocation of goodwill and other intangible assets, exceeds its estimated fair value.

Finite lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from five to twelve years from the date of original acquisition. Identifiable intangible assets are also reviewed for impairment at least annually or more frequently when circumstances indicate impairment could exist. Impairment is deemed to exist if the balance of the other intangible asset exceeds the cumulative net cash inflows related to the asset over its remaining estimated useful life. Identifiable intangible assets are reflected in the Statement of Financial Condition at cost less accumulated amortization.

Exchange Membership

Exchange membership represents an ownership interest in a domestic exchange and provides the Company with the right to conduct business on that exchange. This asset is recorded at cost, and is assessed for potential other than temporary impairment periodically. There was no exchange impairment in 2009. At December 31, 2009 the fair value of the exchange membership was approximately $7.9 million.

Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased, at fair value represents obligations of the Company to deliver specified securities at contracted prices and thereby, create a liability to purchase the security in the market at prevailing prices.

2. Significant Accounting Policies (continued)

Securities Transactions

Securities transactions are recorded on a trade date basis.

Commission Recapture Program

The Company allows institutional customers to allocate a portion of their gross commissions to commission recapture payments to be paid to plan sponsors, and other payments as directed by the customer. The amounts allocated for those purposes are commonly referred to as commission recapture arrangements. Commission recapture payable is included in accrued expenses and other liabilities on the Statement of Financial Condition.

Income Taxes

The Company is a single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes.

The Parent allocates income tax expense to the Company as if the Company filed a separate tax return and the Company reimburses the Parent for the expense recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued a new accounting standard to provide additional guidance with respect to fair value measurement. The new standard, while emphasizing that the objective of fair value measurement described in existing US generally accepted accounting principles (GAAP) remains unchanged, provides additional guidance for determining whether market activity for a financial asset or liability has significantly decreased, as well as for identifying circumstances that indicate that transactions are not orderly. We adopted the new standard's provisions in the interim period ended June 30, 2009. Our fair value methodologies already incorporated the concepts of the standard and, accordingly, adoption did not materially change the Company's valuation methodology or underlying process.

2. Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In May 2009, the FASB issued a new accounting standard related to subsequent events. This new standard established general accounting and disclosure guidance with respect to events that occur after the balance sheet date but before financial statements are issued or otherwise available. The Company adopted the new standard as of June 30, 2009, and adoption had no effect on the Company's Statement of Financial Condition.

In June 2009, the FASB issued a new accounting standard related to accounting for variable interest entities. This new standard amended existing GAAP, eliminated the exception for qualifying special purpose entities (SPEs), and modified the characteristics that identify a variable interest entity (VIE). The new standard also provided new criteria for determining the primary beneficiary and increased the frequency of required assessments to determine whether an entity is the primary beneficiary of the VIE. The new standard is effective for the Company on January 1, 2010, and earlier application is prohibited. Adoption of this new standard is not expected to have a material effect on the Company's financial condition.

In August 2009, the FASB issued a new accounting standard related to fair value measurement and disclosures. The new standard provides guidance for existing GAAP with respect to measuring the fair value of liabilities. The new standard clarifies that, when traded as an asset in an active market, the quoted price for the identical liability is also a level 1 measurement for that liability when no adjustment to the quoted price is required. The Company adopted the new standard as of December 31, 2009. Adoption of the standard did not have a material effect on the Company's financial condition, since liabilities carried at fair value on a recurring basis consist only of securities sold, not yet purchased, for which the Company's measurement of fair value is consistent with the new standard.

3. Securities Owned and Sold, Not Yet Purchased

At December 31, 2009, securities owned and sold, not yet purchased, at fair value were as follows:

	Owned	Sold, Not Yet Purchased
U.S. government and agencies	$ 394	$ –
Equities	4,351	14
	$4,745	$14

4. Income Taxes

Significant components of the Company's net deferred tax liability were as follows as of December 31, 2009:

Other intangible assets	$28,782,707
Net deferred tax liability	$28,782,707

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues tax expense as if the Company filed its own federal and state income tax returns. The Company reimburses the Parent for income tax expense recognized under this agreement.

In compliance with relevant accounting guidance, the Company has identified no uncertain tax positions as of December 31, 2009. The earliest year open to examination is 2000.

5. Goodwill and Other Intangible Assets

The Company completed its annual evaluation of goodwill and other intangible assets as of September 30, 2009 and determined no impairment charge was required. Subsequent to September 30, 2009, no events have occurred or circumstances have changed that would reduce the fair value of goodwill and other intangible assets below its carrying value.

The following table summarizes other intangible assets as of December 31, 2009:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
SPDR ETFs marketing rights	$18,000,000	$6,164,384	$11,835,616
Customer lists	6,705,000	1,586,250	5,118,750
Total	$24,705,000	$7,750,634	$16,954,366

6. Fair Value of Financial Instruments

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

GAAP identifies a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities.

6. Fair Value of Financial Instruments (continued)

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in non-active markets

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The following table presents information about the Company's financial assets and liabilities carried at fair value in the Statement of Financial Condition as of December 31, 2009:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets:				
Cash equivalents	$ –	$303,624,350	$ –	$303,624,350
Securities owned, at fair value				
U.S. government & agency securities	–	394	–	394
Equity securities	4,351	–	–	4,351
Total securities owned, at fair value	4,351	394	–	4,745
Total assets carried at fair value	$4,351	$303,624,744	$ –	$303,629,095
Liabilities:				
Securities sold, not yet purchased, at fair value				
Equity securities	$ 14	$ –	$ –	$ 14
Total liabilities carried at fair value	$ 14	$ –	$ –	$ 14

Management estimates that at December 31, 2009, the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including cash, securities, receivables, payables, and accrued expenses) approximates their carrying value. Such financial instruments are short-term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

7. Receivable from and Payable to Brokers-Dealers and Clearing Organizations

At December 31, 2009, amounts receivable from and payable to broker-dealers and clearing organizations include:

Receivables:	
Securities borrowed	$ 400,379
Broker-dealers	9,087,678
Clearing organizations	20,210,253
Securities failed to deliver	57,672
Total receivables	$29,755,982
Payables:	
Broker-dealers	$ 2,919,728
Securities failed to receive	305,112
Total payables	$ 3,224,840

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2009 without any adverse financial effect.

8. Concentrations of Credit Risk

The Company provides investment and related services to a diverse group of domestic customers, including institutional investors and broker-dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored, and counterparties are required to provide additional collateral as necessary.

9. Risk Management

Customer Activities and Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contracted obligation. Credit risk represents the maximum potential loss the Company faces due to the possible nonperformance by customers.

9. Risk Management (continued)

Customer Activities and Credit Risk (continued)

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company. Customer trades pending at December 31, 2009 were settled without an adverse effect on the Company's financial condition.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, and by applying uniform credit standards maintained for all activities with credit risk.

In the normal course of business, the Company obtains securities under security borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2009, the Company obtained securities with a fair value of $386,735 on such terms; $400,379 of cash was given to counterparties as collateral in these securities borrowed arrangements.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, as well as market volatility and liquidity. The Company manages market risk by setting, monitoring, and adhering to risk limits.

As described above, securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

9. Risk Management (continued)

Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2009.

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1) and the Commodity Futures Trading Commission's Rule 1.17 (Rule 1.17). The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by this Rule, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000, whichever is greater. The Company is also subject to a minimum net capital requirement of $500,000 under Rule 1.17.

At December 31, 2009, the Company's net capital was $273,851,567, which was $273,351,567 in excess of the minimum required net capital of $500,000 under Rule 1.17.

Under clearing arrangements with its clearing brokers, the Company is required to maintain certain minimum levels of net capital to comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

In accordance with the requirements of the SEC's Customer Protection: Reserves and Custody of Securities under Rule 15c3-3, the Company has segregated $10,000,000 in a special bank account for the benefit of customers, on deposit with an affiliated entity, State Street Bank and Trust Company (State Street), which was in excess of its required deposit by $307,963.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

11. Related-Party Transactions

The Company enters into transactions in the ordinary course of business with the Parent and certain other affiliated entities, such as State Street, which may include purchases of securities under agreements to resell, collateralized short-term financing, and deposits.

Cash and cash equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is $3,315,547, which is held on deposit at State Street, and $303,624,350 which is invested in a money market mutual fund managed by an affiliate.

Servicing of Conduits

The Company provided program administration and clerical, book-keeping and certain other services for asset-backed commercial paper conduits administered by State Street. Program administration services include arrangement of purchase and liquidity agreements on behalf of the asset-backed commercial paper conduits and enforcement of the conduits' rights and obligations under such agreements. This arrangement was terminated as of July 31, 2009.

Funding Arrangements

The Company meets its short-term financing needs by entering into repurchase agreements with various financial institutions and its Parent. The Company has an uncommitted, secured line of credit with its Parent which has a $1.5 billion limit. The line of credit has a stated termination date of June 30, 2010 with the option to renew. As of December 31, 2009 this facility had no outstanding balance.

Subordinated Liability

Effective September 14, 2009, the Company entered into a subordinated liability agreement with its Parent for $75,000,000. This borrowing will mature in September 2012, and carries a rate of interest based on the three month LIBOR rate plus a spread. This subordinated liability is covered by an agreement approved by FINRA, and is therefore available in computing net capital under the Rule 15c3-1. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

11. Related-Party Transactions (continued)

Distribution Activities

The Company is the distributor of the SPDR family of Exchange Traded Funds (SPDR ETFs), which are managed by State Street Global Advisors Funds Management, Inc. (SSGA FM), an affiliate of the Company. An agreement was entered into in April 2009 whereby SSGA FM agrees to pay the Company for any and all distribution expenses incurred by the Company in connection with its distribution activities relating to SPDR ETFs.

Expense Allocation

The Parent and its affiliates pay all costs related to Company personnel, including coverage under State Street's benefit plans. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space, and equipment to the Company pursuant to a service agreement between the Company and certain affiliates. Under the terms of the service agreement, the Company reimburses the Parent for all services provided. At December 31, 2009, $10,473,884 of such costs were payable by the Company to the Parent. Management believes that the allocation methods used for expenses under service agreements are reasonable and appropriate in the circumstances.

12. Subsequent Events

In accordance with authoritative GAAP, subsequent events have been evaluated through February 24, 2010.

STATEMENT OF FINANCIAL CONDITION

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)
December 31, 2009
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG